November 3, 2006

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0405

Re:	Blair Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 8, 2006
File No. 1-00878
Form 10-Q for Three Months Ended March 31, 2006
Filed May 9, 2006
File No. 1-00878
Form 10-Q for Three Months Ended June 30, 2006
Filed August 9, 2006
File No. 1-00878

Dear Mr. Moran:

Set forth below are the responses of Blair Corporation (the “Company”) to the comments contained in your letter dated September 14, 2006 (the “Letter”) regarding the Company’s Form 10-K filed on March 8, 2006 (“2005 Form 10-K”), Form 10-Q filed on May 9, 2006 (“March 31, 2006 Form 10-Q”), and Form 10-Q filed on August 9, 2006 (“June 30, 2006 Form 10-Q”). For your convenience we have repeated in bold type the comments as set forth in the Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.

FORM 10-K FOR THE YEAR ENDED December 31, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7

Comparison of 2005 to 2004, page 7

Overview, page 7

1.

The overview does not discuss the quantitative and qualitative aspects of significant changes in the business much less provide management’s short and long-term analysis of the business. In circumstances where there is more than one business reason for fluctuations in net sales and other revenue you should attempt to quantify each materially significant incremental change. In future interim and annual filings please provide a robust discussion of the qualitative reasons for the entire decrease in consolidated net sales and other revenue. For example, you attribute about $20 million of the approximate $40 million decline in net sales to the elimination of the Crossing Pointe catalog and the Allegheny Trail wholesale business. Please discuss the remaining unexplained decline in net sales including fees earned in the new marketing and service agreement, decreases in responses rates for catalogs and mailings and other factors, as applicable. Also quantify the effects of industry-wide economic factors like hurricanes Katrina and Rita and rising gasoline prices cited in your discussion or discuss why it is not practicable to do so. Please provide us with an example of your revised disclosure. See SEC Release No. 33-8350.

Response:

The Company notes the Staff’s comment and will expand its disclosure in future filings as appropriate. The following is an example of how future interim and annual filings would be revised to include a robust discussion of the reasons for the entire decrease in net sales and other revenue.

Net sales for 2005 decreased by 8.0% to $456.6 million from $496.1 million in 2004. In May, 2004, the Company announced that it would be discontinuing its Crossing Pointe catalog title at the end of 2004 and would be more fully focusing new business development efforts on the core Blair brand and its proven appeal to significant market segments. The elimination of the Crossing Pointe catalog title accounted for approximately $20 million of the net sales reduction. Further, on January 25, 2005, the Company decided to phase out its Allegheny Trail wholesale business. This process was substantially completed by April 30, 2005. The elimination of the Allegheny Trail wholesale business accounted for approximately $837,000 of the net sales reduction.

Management believes the remaining $19 million reduction in net sales is attributable to one primary factor and several secondary factors. The primary factor is that in the fourth quarter of 2004, the Company raised the acceptable FICO (Beacon) credit score that a customer is required to have in order to be eligible for Blair credit. While this action resulted in a reduction to net sales, it favorably impacted delinquency rates, related bad debt experience and net income for the ten months of 2005 prior to the sale of the Company’s proprietary credit portfolio to World Financial Capital Bank.

Secondary factors contributing to the net sales decline include the negative economic impact of the devastation and destruction caused by hurricanes Katrina and Rita, which hit the Gulf region within a few weeks of one another in August and September of 2005, and the sharp increase in gasoline prices during the third quarter 2005.

It is not practical to specifically quantify the effects of industry-wide economic factors like hurricanes Katrina and Rita and rising gasoline prices cited in our discussion. However, as part of the Company’s quarterly forecasting process, Management statistically assessed the economic impact of the hurricanes and higher gasoline prices. This showed these events had a negative directional impact on sales, but could not precisely quantify the impact.

In your letter, you inquire about fees earned in the new marketing and service agreement. Our response to this inquiry has been included into the Company’s response to Item 7 below.

The following paragraph was part of the Results of Operation section of Management’s Discussion and Analysis of Financial Condition. Per Footnote 7. Other Revenue on page F-21 of the 2005 Form 10-K, the reduction in finance charges on time payment accounts is approximately 100% of the reduction in other revenue. Accordingly, Management believes the following disclosure was adequate.

Other revenue decreased approximately $8.6 million or 19.3% to $36.1 million in 2005 as compared to 2004. The decrease was primarily due to the elimination of finance charge revenues associated with the Company’s proprietary credit program. Subsequent to the sale of the Company’s proprietary credit program on November 4, 2005, the Company no longer realizes finance charge revenues on time payment accounts.

2.

Excluding the effects of the Crossing Pointe catalog elimination, we note you experienced decreases of approximately 20%, 10% and 1% in net sales of Womenswear, menswear and home products, respectively, over the recent three year period. We refer you to the tabular information on page 15. In future filings please include a discussion of challenges and risks that caused these material decreases in net sales, management’s focus for both the short and long-term and their actions to address these opportunities, challenges and risks. Please provide us with an example of your revised disclosure.

Response:

The Company notes the Staff’s comment and will expand its disclosure in future filings as appropriate. The following is an example of how future filings would include a discussion of challenges and risks that cause material decreases in net sales. In addition, the response highlights management’s focus for both the short and long-term as well as their actions to address these opportunities, challenges and risks.

As a preface to the discussion that follows, it is important to note that the factors contributing to the net sales decline beyond the elimination of the Crossing Pointe catalog identified in our response to Item 1 above, apply to all of the product lines albeit in varying degrees of impact. They are reiterated here for ease of reference.

Management believes the decline in net sales over the recent three year period is attributable to one primary factor and several secondary factors. In the fourth quarter of 2004, the Company raised the acceptable FICO (Beacon) credit score that a customer is required to have in order to be eligible for Blair credit. This decision resulted in a reduction in net Blair Credit sales in order to realize a favorable impact on delinquency rates, bad debt experience and net income until the sale of the Company’s proprietary credit portfolio to World Financial Capital Bank in November 2005. In addition, customer service enhancements such as online prescreen are being built by the Company’s Information Services department to allow for increased use of Blair Credit. There can be no assurance that the implementation of these new initiatives in this area will improve sales productivity.

Other factors contributing to the net sales decline include the negative economic impact of both the devastation and destruction caused by hurricanes Katrina and Rita, which hit the Gulf region within a few weeks of one another in August and September of 2005, and the sharp increase in gasoline prices during the third quarter 2005.

While the Company continually seeks opportunities to mitigate these negative external factors, there can be no assurance that similar factors will not impact future sales productivity.

Results of Operations, page 8

3.

We note you disclose that a significant portion of the increase in year to year net income is related to the one-time $27.7 million gain on credit card receivables. Please discuss recurring net income on a year to year comparative basis as well as providing the analytical discussion necessary to give meaningful context to the comparison.

Response:

The following paragraph, extracted from page 7 of the 2005 Form 10-K, summarizes the impact of the one-time gain on the sale of the credit card portfolio and additional expenses incurred:

Net income and earnings per share results for the twelve months ended December 31, 2005, were favorably impacted by the one-time gain of $27.7 million from the sale of the Company’s credit portfolio. Further, net income was impacted by expenses of $4.9 million, or $0.48 per basic share and $0.47 per diluted share, based on weighted basic and diluted outstanding shares of 6,579,876 and 6,699,406, respectively, associated with the Company’s tender offer and severance costs. Expenses associated with the tender offer include loan origination fees and interest expense related to a credit facility to fund the tender offer, and a compensation expenditure resulting from the Company’s decision to repurchase stock acquired by employees under its stock option award program. Of the $4.9 million in expenses, $2.6 million pertains to severance costs for former employees who have separated from the company. Without the favorable impact of the aforementioned gain and the expenses noted in this paragraph, net income for 2005 was $16.9 million or $2.57 per basic share and $2.52 per diluted share as compared to $14.9 million or $1.83 per basic share and $1.80 per diluted share for 2004.

In response to your comment, the $2 million improvement in net income on a recurring basis is attributable to two primary factors. First, in the fourth quarter of 2004, the Company raised the acceptable FICO (Beacon) credit score that a customer is required to have in order to be eligible for Blair credit. This action favorably impacted delinquency rates and related bad debt experience for the ten months of 2005 prior to the sale of the Company’s proprietary credit portfolio to World Financial Capital Bank. Second, margins improved significantly due to deflationary experience on merchandise purchases, fewer promotions and lower inventory liquidation costs. Both of these factors were disclosed on page 7 of the 2005 Form 10-K.

Item 9A. Controls and Procedures, page 19

4.

We note that you state your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the applicable time periods specified. In future annual and interim filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosure. See Exchange Act 13a-15(e).

Response:

The Company notes the Staff’s comment and will include appropriate disclosure in all future annual and interim filings.

5.

We note that you state there were no significant changes in your internal controls. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also confirm this for the interim filings as of March 31, 2006 and June 30, 2006, as applicable. In future annual and interim filings please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Response:

In furtherance to our statement in Item 9A Controls and Procedures of the 2005 Form 10-K, we confirm that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In furtherance to our statement in Item 4 Controls and Procedures of the March 31, 2006 Form 10-Q, we confirm that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In furtherance to our statement in Item 4 Controls and Procedures of the June 30, 2006 Form 10-Q, we confirm that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

With regard to future annual and interim filings, the Company notes the Staff’s comment and will disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 15. Exhibits and Financial Statement Schedules, page 21

Consolidated Statements of Income, page F-6

6.	Please tell us the individual components that make up other expense, net, for each of the years presented. In future filings, please disclose the material components, as applicable.

Response:

The following table summarizes the components of “Other expense, net”:

	Years ended December 31
	2005	2004	2003

Gain/(loss) on disposal of assets	$ (32,982)	$ 320,905	$ 291,738
Gain/loss on Foreign Currency	79,815	(99,206)	(31,703)
	$ 46,833	$ 221,699	$ 260,035

In future filings, we will disclose the material components as applicable.

Notes to Consolidated Financial Statements, page F-10

Note 7. Other Revenue, page F-21

7.

Please tell us about the marketing and service alliance with World Financial Capital Bank. Please include all relevant terms and provisions including a description of the monetary benefits to be received in this alliance. Please tell if you receive fees on the basis of the number of credit card accounts opened, usage of the credit cards, or another alternative basis, as applicable. If you receive fees, please tell us how you recognize these fees and the applicable accounting guidance. Tell us if you have any ongoing performance obligations to the customers or World Financial Capital Bank and if you offer discounts, reward programs or other promotions to customers. If so, please tell us your accounting treatment.

Response:

On April 27, 2005, the Company filed an 8-K announcing that it had reached a definitive purchase and sale agreement whereby Alliance Data System's (ADS) industrial bank subsidiary would purchase the Company’s private label credit portfolio and would, under a 10-year agreement, provide a fully integrated private label credit program for the Company’s catalog and Web brands including Blair and Irvine Park. Attached as Exhibits 10.1 and 10.2 to this 8-K were the Purchase and Sale Agreement and Program Agreement with World Financial Capital Bank. The latter includes details of ongoing marketing and service arrangements. Detailed in the Program Agreement are the arrangements whereby the Company receives a stipulated percent of sale commission for each credit transaction. Commissions are recorded upon shipment of the customer order as Other Revenue in the Consolidated Statement of Income. The Company does not have ongoing performance obligations with the customer. The credit transactions are between World Financial Capital Bank and the customer to whom they have granted credit. The Company has ongoing performance obligations with ADS that include forwarding credit inquiry calls, transmitting customer sales and returns information, and working in good faith to maximize the productivity of a joint marketing fund through the development of programs that enhance the value of the portfolio. The Company does not offer reward programs. In addition, all new accounts are provided with a gift card towards their next order. The cost of these types of promotions is supplemented by a marketing fund provided by ADS to promote the Blair credit card business. Under terms of the Program Agreement, Alliance provides services including account acquisition and activation, receivables funding, account authorization, statement generation, marketing services, remittance processing and customer service functions.

Form 10-Q for Three Months Ended June 30, 2006

Exhibits 31.1 and 31.2

8.

Please revise your certifications dated May 9, 2006 and August 9, 2006 to include your certifying officer’s responsibilities for designing, establishing and maintaining internal control over financial reporting. See 4. and 4.(b) of Regulation 601(b)(31) of Regulation S-K.

Response:

The certifications contained in Exhibits 31.1 and 31.2 to the Company’s Form 10-Q for the quarter and three months ended March 31, 2006 (the “1st Quarter Form 10-Q”) and the Company’s Form 10-Q for the quarter and six months ended June 30, 2006 (the “2nd Quarter Form 10-Q”) have been revised in accordance with the Staff’s comment and are included as part of an Amended 1st Quarter Form 10-Q and Amended 2nd Quarter Form 10-Q, which amendments have been filed with the United States Securities and Exchange Commission. Attached hereto as Exhibit A please find a marked copy of the revised certifications for your convenience.

The above response concludes our response to the Staff’s comments. In addition to the responses noted above, we acknowledge that;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Company’s responses, please contact the undersigned at (814) 728-8099.

Respectfully submitted,

Herbert G. Hotchkiss

Attachments

cc:	John Zawacki, President and Chief Executive Officer, Blair Corporation

Al Lopez, Senior Executive Officer, Chief Operations and Chief Financial Officer, Blair Corporation

Exhibit A

Exhibit 31.1

CERTIFICATION

I, John E. Zawacki, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Blair Corporation;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 9, 2006	/s/ JOHN E. ZAWACKI
JOHN E. ZAWACKI
President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Larry J. Pitorak, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Blair Corporation;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 9, 2006	/s/ LARRY J. PITORAK
LARRY J. PITORAK
Interim Chief Financial Officer

Exhibit 31.1

CERTIFICATION

I, John E. Zawacki, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Blair Corporation;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2006	/s/ JOHN E. ZAWACKI
JOHN E. ZAWACKI
President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Larry J. Pitorak, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Blair Corporation;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2006	/s/ LARRY J. PITORAK
LARRY J. PITORAK
Interim Chief Financial Officer

Forward-looking statements in this report, including without limitation, statements relating to the Company’s plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “anticipates,” “plans,” “expects,” and similar expressions are intended to identify forward-looking statements. Any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements.

Investors are cautioned that such forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following: (i) the Company’s plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company’s plans and results of operations will be affected by the Company’s ability to manage its growth and inventory; (iii) external factors such as, but not limited to, changes in consumer response rates, success of new business lines and increases in postal, paper and printing costs; and (iv) other risks and uncertainties indicated from time to time in the Company’s filings with the Securities and Exchange Commission.